Exhibit 99.1

Kamada Announces Collaboration with a Consortium of Prominent
Hospitals led by The Mount Sinai Hospital to Evaluate its Alpha-1
Antitrypsin Product for Preemption of Steroid Refractory Acute
Graft-versus-Host Disease

Study will be Co-Funded by Mount Sinai and Kamada, and will Utilize Biomarkers Developed by Mount Sinai Acute GvHD International Consortium (MAGIC) to Identify Patients at High-Risk

Kamada Received Exclusive Rights to Develop and Commercialize Alpha-1 Antitrypsin for the
Preemption of GvHD Using the MAGIC Biomarkers

Rehovot, Israel, January 4, 2018 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced a collaboration with the Mount Sinai Acute GvHD International Consortium (MAGIC) to conduct a proof-of-concept clinical trial assessing the safety and preliminary efficacy of Kamada’s Alpha-1-Antitrypsin (AAT) as preemptive therapy for patients at high-risk for the development of steroid-refractory acute GvHD (SR-aGvHD). The study will be conducted in five US centers, all of which are members of MAGIC that consists of 23 Bone Marrow Transplantation (BMT) centers in the US, Europe and Asia, and conducts clinical trials to prevent and treat GvHD following BMT. This is an investigator-initiated study, co-funded by Mount Sinai and Kamada, and is sponsored by the Icahn School of Medicine at Mount Sinai (ISMMS). The study will be initiated in the first quarter of 2018.

The Principal Investigator of the study is John Levine, M.D., M.S., Professor of Pediatrics and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS and Co-Director of MAGIC. The laboratory aspects of the study will be led by James L.M. Ferrara, M.D., Professor of Pediatrics, Oncological Sciences and Medicine, Hematology and Medical Oncology at the Tisch Cancer Institute at ISMMS, and Co-Director of MAGIC.

The study is based on an innovative approach of early intervention driven by biomarkers. Drs. Ferrara and Levine have developed an algorithm to diagnose patients at risk for non-relapse mortality on day seven following BMT. The MAGIC algorithm utilizes proprietary biomarkers for prediction of mortality risk. Non-relapse mortality is closely related to non-responsiveness to steroids, which are the current standard of care for aGvHD. Early intervention, based on risk prediction and prior to the development of the clinical symptoms of aGvHD, could prevent patients from further disease deterioration. To date, the MAGIC database includes data from over 2,500 BMT recipients.

Pursuant to the agreement with ISMMS, Kamada received the exclusive right to develop and commercialize Alpha-1 Antitrypsin for the preemption of GvHD using the MAGIC biomarkers.

The open-label, single-arm study will include 30 high-risk patients who will be treated with Kamada’s IV AAT for 8 weeks with a follow-up period of one year after undergoing BMT. The primary endpoint will measure the proportion of patients who develop SR-aGvHD by day 100 post-BMT. Other endpoints will include safety, severity of GvHD and mortality.

“We are delighted to collaborate with Kamada on this groundbreaking, first-in-class trial using AAT to treat patients at high-risk for severe GvHD before clinical symptoms have occurred,” said Dr. Ferrara. “Identification of risk through biomarkers is at the forefront of GvHD research, and we believe this trial is a key milestone in our effort to make transplant safer and more effective.”

“For decades, physicians have wanted to move away from toxic steroid treatment of GvHD, and so we are very excited to initiate the first preemptive treatment study utilizing the MAGIC biomarkers,” said Dr. Levine. “AAT has shown encouraging efficacy signals in previous GvHD studies. Moreover, the strong safety profile demonstrated by Kamada’s IV AAT in previous clinical studies, as well as other treatment settings, supports its use in early intervention. We believe that Kamada’s IV AAT is a promising drug candidate for the preemption of SR-aGvHD, which could positively impact survival rates.”

“We are extremely pleased to announce this important development in our GvHD program,” said Amir London, Kamada’s Chief Executive Officer. “The collaboration with MAGIC, a prestigious world-leading network of medical centers dedicated to the treatment and prevention of GvHD, provides us with the ideal setting for a successful partnership and seamless execution of the study. This innovative biomarker-driven approach could lead to a treatment breakthrough in aGvHD, an area of significant unmet medical need, and has the potential to provide a substantial market opportunity for Kamada.”

“Based on further understanding of the course of GvHD, discussions with key opinion leaders,  the excellent safety profile and the expected mode of action of our IV AAT, we believe that IV AAT as an early intervention treatment has the potential to provide the most benefit to patients and value to Kamada. Therefore, we have decided to focus this study on the preemptive treatment of the high-risk population. As such, this study will replace the previously planned clinical trial that was designed to evaluate IV AAT as a first-line treatment for aGvHD patients,” concluded Mr. London.

Top-line results from this study are expected to be available in the second half of 2019.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Chaime Orlev
Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com